Filed Pursuant to Rule 433
Registration No. 333-202524
October 18, 2016
FREE WRITING PROSPECTUS
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015,
Equity Index Underlying Supplement dated March 5, 2015 and
ETF Underlying Supplement dated March 5, 2015)

HSBC USA Inc.

Autocallable Barrier Notes with Contingent Return

▸ Autocallable Barrier Notes with Contingent Return Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the S&P® Midcap 400 ETF Trust

▸ 7-year term

▸ Quarterly contingent coupon payments at a rate of at least 2.125% (or at least 8.50% per annum) (to be determined on the pricing date) payable in equal installments if the closing value of each and every underlying on the applicable coupon observation date is greater than or equal to 70% of its initial value

▸ Automatically callable quarterly on or after October 26, 2017 at the principal amount plus the applicable contingent coupon if the closing value of each and every underlying is at or above its initial value

▸ If the Notes are not called, full exposure to declines in the least performing underlying if its return is less than -30%

▸ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Barrier Notes with Contingent Return (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-20 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-8 of this document, page S-1 of the accompanying prospectus supplement, page S-2 of the accompanying Equity Index Underlying Supplement and page S-1 of the accompanying ETF Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $925 and $965 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-4 and "Risk Factors" beginning on page FWP-8 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000.00	$33.50	$966.50
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.35% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-20 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.

7-Year Autocallable Barrier Notes with Contingent Return
Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the S&P® Midcap 400 ETF Trust

Indicative Terms*

Principal Amount	$1,000 per Note
Term	7 years
Reference Asset	The S&P 500® Index ("SPX"), the Russell 2000® Index ("RTY") and the S&P® Midcap 400 ETF Trust ("MDY") (each, an "Underlying" and together the "Underlyings").
Call Feature	The Notes will be automatically called if the Official Closing Value of each and every Underlying is at or above its Initial Value on any Call Observation Date on or after October 26, 2017.** In such a case, you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount, plus the applicable Contingent Coupon on the corresponding Call Payment Date.**
Contingent Coupon Rate	At least 8.50% per annum, which equals at least 2.125% per quarter payable in equal installments (to be determined on the Pricing Date)
Contingent Coupon	**If the Official Closing Value of each and every Underlying is greater than or equal to its Coupon Trigger on the relevant Coupon Observation Date:** we will pay you the Contingent Coupon. **If the Official Closing Value of any Underlying is less than its Coupon Trigger on the relevant Coupon Observation Date**: the Contingent Coupon applicable to such Coupon Observation Date will not be payable.**
Coupon Trigger	For each and every Underlying, 70% of its Initial Value
Barrier Value	For each and every Underlying, 70% of its Initial Value
Payment at Maturity per Note	Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows: ▸ **If the Final Return of the Least Performing Underlying is greater than or equal to -30%**: $1,000 + final Contingent Coupon. ▸ **If the Final Return of the Least Performing Underlying is less than -30%**: $1,000 + ($1,000 × Final Return of the Least Performing Underlying). If the Final Value of the Least Performing Underlying is less than its Barrier Value, you will lose up to 100% of the Principal Amount.
Final Return	For each and every Underlying: $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Least Performing Underlying	The Underlying with the lowest Final Return.
Trade Date and Pricing Date	October 27, 2016
Original Issue Date:	October 31, 2016
Final Valuation Date:	October 26, 2023
Maturity Date	October 31, 2023
CUSIP / ISIN	40433UXX9 / US40433UXX98

* As more fully described beginning on page FWP-3.
** See page FWP-4 for Coupon Observation Dates, Call Observation Dates and Call Payment Dates.

The Notes

The Notes may be suitable for investors who believe that the value of each and every Underlying will not decrease significantly over the term of the Notes.

If all of the Underlyings are at or above their respective Initial Values on any Call Observation Date on or after October 27, 2017, your Notes will be automatically called and you will receive a payment equal to the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date.

Unless the Notes are called prior to maturity, so long as the Official Closing Value of each and every Underlying on each Coupon Observation Date is at or above its Coupon Trigger, you will receive the quarterly Contingent Coupon on the applicable Coupon Payment Date.

If the Notes are not automatically called and the Final Value of the Least Performing Underlying is greater than or equal to its Barrier Value, you will receive a Payment at Maturity equal to the Principal Amount plus the final Contingent Coupon.

If the Notes are not automatically called and the Final Value of the Least Performing Underlying is less than its Barrier Value, you will lose 1% of your principal for every 1% decline in value of the Least Performing Underlying.

The offering period for the Notes is through **October 27, 2016**



HSBC USA Inc.
7-Year Autocallable Barrier Notes with Contingent Return



This free writing prospectus relates to a single offering of Autocallable Barrier Notes with Contingent Return. The offering will have the terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement and ETF Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement or ETF Underlying Supplement, the terms described in this free writing prospectus shall control.

This free writing prospectus relates to an offering of Notes linked to the least performing of the S&P 500® Index, the Russell 2000® Index and the S&P® Midcap 400 ETF Trust. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The S&P 500® Index ("SPX"), the Russell 2000® Index ("RTY") and the S&P® Midcap 400 ETF Trust ("MDY") (each, an "Underlying" and together, the "Underlyings").
Trade Date:	October 27, 2016
Pricing Date:	October 27, 2016
Original Issue Date:	October 31, 2016
Interest Payments:	None
Final Valuation Date:	October 26, 2023, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, expected to be October 31, 2023. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement.
Call Feature:	We will automatically call the Notes if the Official Closing Value of each and every Underlying is at or above its Initial Value on any Call Observation Date on or after October 26, 2017. If the Notes are automatically called, you will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date.
Contingent Coupon Rate:	At least 8.50% per annum, which equals at least 2.125% per quarter payable in equal installments (to be determined on the Pricing Date).
Contingent Coupon:	*If the Official Closing Value of each and every Underlying is greater than or equal to its Coupon Trigger on the relevant Coupon Observation Date,* you will receive the Contingent Coupon on the applicable Coupon Payment Date. *If the Official Closing Value of any Underlying is less than its Coupon Trigger on the relevant Coupon Observation Date*, the Contingent Coupon applicable to such Coupon Observation Date will not be payable. *You may not receive any Contingent Coupons over the term of the Notes.*
Coupon Trigger:	For each and every Underlying, 70% of its Initial Value
Barrier Value:	For each and every Underlying, 70% of its Initial Value
Payment at Maturity:	Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value.

Final Settlement Value:	Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows:
	▸ **If the Final Return of the Least Performing Underlying is less than 0% but greater than or equal to -30%:**
	$1,000 + final Contingent Coupon.
	▸ **If the Final Return of the Least Performing Underlying is less than -30%:**
	$1,000 + ($1,000 × Final Return of the Least Performing Underlying).
	If the Final Value of the Least Performing Underlying is less than its Barrier Value, you will lose up to 100% of the Principal Amount.
Least Performing Underlying:	The Underlying with the lowest Final Return.
Coupon Observation Dates:	January 26, 2017, April 25, 2017, July 26, 2017, October 26, 2017, January 26, 2018, April 25, 2018, July 26, 2018, October 26, 2018, January 28, 2019, April 25, 2019, July 26, 2019, October 28, 2019, January 28, 2020, April 27, 2020, July 28, 2020, October 27, 2020, January 26, 2021, April 27, 2021, July 27, 2021, October 26, 2021, January 26, 2022, April 26, 2022, July 26, 2022, October 26, 2022, January 26, 2023, April 25, 2023, July 26, 2023 and October 26, 2023 (the Final Valuation Date). The Coupon Observation Dates are subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement.
Coupon Payment Dates:	January 31, 2017, April 28, 2017, July 31, 2017, October 31, 2017, January 31, 2018, April 30, 2018, July 31, 2018, October 31, 2018, January 31, 2019, April 30, 2019, July 31, 2019, October 31, 2019, January 31, 2020, April 30, 2020, July 31, 2020, October 30, 2020, January 29, 2021, April 30, 2021, July 30, 2021, October 29, 2021, January 31, 2022, April 29, 2022, July 29, 2022, October 31, 2022, January 31, 2023, April 28, 2023, July 31, 2023 and October 31, 2023 (the Maturity Date). The Coupon Payment Dates are subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement.
Call Observation Dates:	The Coupon Observation Dates on or after October 26, 2017
Call Payment Dates:	The relevant Coupon Payment Date
Final Return:	With respect to each and every Underlying, the quotient, expressed as a percentage, calculated as follows:
	$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Initial Value:	With respect to each and every Underlying, its Official Closing Value on the Pricing Date.
Final Value:	With respect to the SPX and the RTY, its Official Closing Value on the Final Valuation Date. With respect to the MDY, its Official Closing Value on the Final Valuation Date, subject to adjustment by the calculation agent as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement.
Official Closing Value:	The closing level or closing price, as applicable, of the relevant Underlying on any scheduled trading day as determined by the calculation agent based upon the value displayed on the relevant Bloomberg Professional® service page (with respect to the SPX, "SPX <INDEX>", with respect to the RTY, "RTY <INDEX>" and with respect to the MDY, "MDY UP <EQUITY>") or, for each and every Underlying, any successor page on the Bloomberg Professional® service or any successor service, as applicable.
CUSIP / ISIN:	40433UXX9 / US40433UXX98
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors—The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

GENERAL

This free writing prospectus relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment in any Underlying or any component security included in any Underlying or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015, the Equity Index Underlying Supplement dated March 5, 2015 and the ETF Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this free writing prospectus, beginning on page S-1 of the prospectus supplement, beginning on page S-2 of the Equity Index Underlying Supplement and beginning on page S-1 of the ETF Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm

▸ The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT ON THE NOTES

Call Feature

The Notes will be automatically called if the Official Closing Value of each and every Underlying is at or above its Initial Value on any Call Observation Date. If the Notes are automatically called, investors will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount, plus the applicable Contingent Coupon.

Contingent Coupon

We will pay a quarterly Contingent Coupon payment on a Coupon Payment Date if the Official Closing Value of each and every Underlying on the applicable Coupon Observation Date is equal to or greater than its Coupon Trigger. Otherwise, no coupon will be paid on such Coupon Payment Date. For information regarding the record dates applicable to the Contingent Coupons payable on the Notes, please see the section entitled "Recipients of Interest Payments" beginning on page S-12 in the accompanying prospectus supplement. The Contingent Coupon Rate is at least 8.50% per annum (at least $21.25 per $1,000 in Principal Amount per quarter, if payable, payable in equal installments), to be determined on the Pricing Date.

Final Settlement Value

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the Final Settlement Value determined as follows:

▶ **If the Final Return of the Least Performing Underlying is greater than or equal to -30%**:

$1,000 + final Contingent Coupon.

▶ **If the Final Return of the Least Performing Underlying is less than -30%**:

$1,000 + ($1,000 × Final Return of the Least Performing Underlying).

If the Final Value of the Least Performing Underlying is less than its Barrier Value, you will lose up to 100% of the Principal Amount.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsors and Reference Issuer

With respect to the SPX, S&P Dow Jones Indices LLC, a part of McGraw-Hill Financial, is the reference sponsor. With respect to the RTY, FTSE Russell is the reference sponsor. With respect to the MDY, S&P® Midcap 400 ETF Trust is the reference issuer.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You believe that the Official Closing Value of each of the Underlyings will be equal to or greater than its Coupon Trigger on most or all of the Coupon Observation Dates, and above its Barrier Value on the Final Valuation Date.

▶ You are willing to accept that the quarterly Contingent Coupon is payable only if the Official Closing Value of each and every Underlying is greater than or equal to its Coupon Trigger on the applicable Coupon Observation Date.

▶ You do not seek an investment that provides an opportunity to participate in the appreciation of any Underlying.

▶ You are willing to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Final Return of the Least Performing Underlying is less than -30%.

▶ You are willing to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Value of each and every Underlying is at or above its Initial Value, or you are otherwise willing to hold the Notes to maturity.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are willing to forgo dividends or other distributions paid to holders of the stocks included in the relevant Underlying, or the Underlying itself, as applicable.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe that the Official Closing Value of one or more of the Underlyings will be less than its Coupon Trigger on most or all of the Coupon Observation Dates, and/or below its Barrier Value on the Final Valuation Date.

▶ You believe the Contingent Coupons will not provide you with your desired return.

▶ You seek an investment that provides an opportunity to participate in the appreciation of any Underlying.

▶ You are unwilling to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Final Return of the Least Performing Underlying is less than -30%.

▶ You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Value of each and every Underlying is at or above its Initial Value, or you are otherwise unable or unwilling to hold the Notes to maturity.

▶ You prefer to receive guaranteed periodic interest payments on the Notes.

▶ You seek an investment for which there will be an active secondary market.

▶ You are not willing to forgo dividends or other distributions paid to holders of the stocks included in the relevant Underlying, or the Underlying itself, as applicable.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement, beginning on page S-2 of the accompanying Equity Index Underlying Supplement and beginning on page S-1 of the accompanying ETF Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks comprising or held by any Underlying. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement, including the explanation of risks relating to the Notes described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▸ "— General Risks Related to Indices" in the Equity Index Underlying Supplement; and

▸ "— General Risks Related to Index Funds" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes do not guarantee return of principal and you may lose all of your Principal Amount.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not automatically called and the Final Value of the Least Performing Underlying is less than its Barrier Value. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you will lose 1% for each 1% that the Final Return of the Least Performing Underlying is less than its Initial Value. You may lose up to 100% of your investment at maturity.

You may not receive any Contingent Coupons.

We will not necessarily make periodic coupon payments on the Notes. If the Official Closing Value of any Underlying on a Coupon Observation Date is less than its Coupon Trigger, we will not pay you the Contingent Coupon applicable to that Coupon Observation Date. If on each of the Coupon Observation Dates, the Official Closing Value of any Underlying is less than its Coupon Trigger, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, the Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the Notes.

Your return on the Notes is limited to the principal amount plus the Contingent Coupon, if any, regardless of any appreciation in the value of any Underlying.

If the Notes are called, for each $1,000 in principal amount, you will receive $1,000 at maturity plus the Contingent Coupon, regardless of any appreciation in the value of any Underlying, which may be significant. Accordingly, an investment in the Notes may have a lower return than an investment in the securities included in one or more of the Underlyings.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any Contingent Coupons and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

Changes that affect an Underlying will affect the market value of the Notes and the amount you will receive at maturity.

The policies of a reference sponsor or reference issuer of the relevant Underlying concerning additions, deletions and substitutions of the constituents comprising such Underlying and the manner in which the reference sponsor or reference issuer takes account of certain changes affecting those constituents included in such Underlying may affect the value of such Underlying. The policies of a reference sponsor or reference issuer with respect to the calculation of the relevant Underlying could also affect the value of such Underlying. A reference sponsor or reference issuer may discontinue or suspend calculation or dissemination of its relevant Underlying. Any such actions could affect the value of the Notes.

If the Notes are not called, your return will be based on the Final Return of the Least Performing Underlying.

If the Notes are not automatically called, your return will be based on the Final Return of the Least Performing Underlying without regard to the performance of the other Underlyings. As a result, you could lose all or some of the Principal Amount investment if the Final Value of the Least Performing Underlying is less than its Barrier Value, even if there is an increase in the value of the other Underlyings. This could be the case even if the other Underlyings increased by an amount greater than the decrease in the Least Performing Underlying.

Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the value of each and every Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each and every Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the value of the Underlyings to the same degree for each and every Underlying. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of any of the Underlyings would not be mitigated by the appreciation of the other Underlyings. Instead, your return would depend on the Least Performing Underlying.

The Notes may be automatically called prior to the Maturity Date.

If the Notes are automatically called early, the holding period could be as little as 1 year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the payments due on the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date may be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 9 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The amount payable on the Notes is not linked to the values of the Underlyings at any time other than the Coupon Observation Dates, including the Final Valuation Date.

The payments on the Notes will be based on the Official Closing Values of the Underlyings on the Coupon Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. If the Notes are not called, even if the value of the Least Performing Underlying is greater than or equal to its Initial Value during the term of the Notes other than on the Coupon Observation Dates but then decreases on each Coupon Observation Date to a value that is less than its Initial Value, the return on the Notes may be less, and possibly significantly less, than it would have been had the Notes had been called. Similarly, even if the value of each and every Underlying is greater than or equal to its Barrier Value during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a value that is less than its Barrier Value, the Contingent Coupon will not be payable on the Maturity Date and the Payment at Maturity will be less, and possibly significantly less, than it would have been had the Payment at Maturity been linked to the value of the Least Performing Underlying prior to such decrease. Although the actual values of the Underlyings on the Maturity Date or at other times during the term of the Notes may be higher than their respective values on the Coupon Observation Dates, whether the Notes will be automatically called and whether the Payment at Maturity will include the Contingent Coupons will be based solely on the Official Closing Values of the Underlyings on the applicable dates set forth above.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

The securities are subject to mid-capitalization and small-capitalization risk.

The MDY tracks companies that may be considered mid-capitalization companies adn the RTY tracks companies that are considered small-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the price of the MDY or the level of the RTY may be more volatile than an investment in stocks issued by larger companies. Stock prices of mid-capitalization and small capitalization companies may also be more vulnerable than those of larger companies to adverse business and economic developments, and the stocks of mid-capitalization and small capitalization companies may be thinly traded, making it difficult for the MDY or the RTY to track them. In addition, mid-capitalization companies and small capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Mid-capitalization companies and small capitalizatoin companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and competitive strengths than large-capitalization companies, and are more susceptible to adverse developments related to their products.

The performance and market value of the MDY during periods of market volatility may not correlate with the performance of its underlying index as well as its net asset value per share.

During periods of market volatility, securities underlying the MDY may be unavailable in the secondary market, market participants may be unable to calculate accurately its net asset value per share and its liquidity may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the MDY. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the MDY. As a result, under these circumstances, the market value of shares of the MDY may vary substantially from the net asset value per share of the MDY. For all of the foregoing reasons, the performance of the MDY may not correlate with the performance of its underlying index as well as its net asset value per share, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce your payments on the Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of any Underlying from its Initial Value. We cannot predict the Official Closing Value of any Underlying on any Coupon Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or the return on the Notes.

The table and examples below illustrate how the Final Settlement Value on a $1,000 investment in the Notes for a hypothetical range of Final Returns of the Least Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000. The potential returns described here assume that the Notes have not been automatically called prior to maturity. You should consider carefully whether the Notes are suitable to your investment goals. If the Official Closing Value of each and every Underlying on every Coupon Observation Date is greater than or equal to its Coupon Trigger and the Notes are not automatically called, the Contingent Coupons payable over the term of the Notes would total $425 per $1,000 Principal Amount (assuming a Contingent Coupon Rate of 8.50% per annum). The numbers appearing in the following table and examples have been rounded for ease of analysis. The following table and examples assume the following:

▶ Principal Amount:	$1,000
▶ Hypothetical Coupon Trigger:	1,400 with respect to the SPX, 700 with respect to the RTY and $210 with respect to the MDY (each of which is 70% of its Hypothetical Initial Value)
▶ Hypothetical Barrier Value:	1,400 with respect to the SPX, 700 with respect to the RTY and $210 with respect to the MDY (each of which is 70% of its Hypothetical Initial Value)
▶ Hypothetical Contingent Coupon Rate:	8.50% (approximately 2.125% for each quarter)
▶ Hypothetical Initial Values:	2,000 with respect to the SPX, 1,000 with respect to the RTY and $300 with respect to the MDY

The actual Initial Value, Coupon Trigger and Barrier Value of each and every Underlying and the Contingent Coupon Rate will be determined on the Pricing Date.

Summary of the Examples

Hypothetical Final Return of the Least Performing Underlying	Hypothetical Final Settlement Value	Hypothetical Return on the Notes (Excluding Any Contingent Coupons Payable Prior to the Maturity Date)
100.00%	$1,020.00	2.125%
80.00%	$1,020.00	2.125%
60.00%	$1,020.00	2.125%
40.00%	$1,020.00	2.125%
20.00%	$1,020.00	2.125%
0.00%	**$1,020.00**	**2.125%**
-10.00%	$1,020.00	2.125%
-20.00%	$1,020.00	2.125%
-30.00%	**$1,020.00**	**2.125%**
-40.00%	$600.00	-40.000%
-50.00%	$500.00	-50.000%
-60.00%	$400.00	-60.000%
-70.00%	$300.00	-70.000%
-80.00%	$200.00	-80.000%
-100.00%	$0.00	-100.000%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: The value of the Least Performing Underlying increases from its Initial Value by 10%.

Underlying	Initial Value	Final Value
SPX	2,000.00	2,600.00 (130.00% of Initial Value)
RTY	1,000.00	1,200.00 (120.00% of Initial Value)
MDY	$300.00	$330.00 (110.00% of Initial Value)

MDY is the Least Performing Underlying.

Final Return of the Least Performing Underlying:	110.00%
Final Settlement Value:	**$1,021.25**

Because the Final Value of the Least Performing Underlying is above its Barrier Value, the Final Settlement Value would be $1,021.25 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + \text{Final Contingent Coupon}$$
$$= \$1,000 + (\$1,000 \times 2.125\%)$$
$$= \$1,021.25$$

Example 1 shows that you will receive the return of your principal investment plus the final Contingent Coupon when the Final Value of the Least Performing Underlying is above its Barrier Value, even though the increase in the value of the Least Performing Underlying is significant.

Example 2: The value of the Least Performing Underlying decreases by 20% from its Initial Value.

Underlying	Initial Value	Final Value
SPX	2,000.00	1,600.00 (80.00% of Initial Value)
RTY	1,000.00	1,200.00 (120.00% of Initial Value)
MDY	$300.00	$330.00 (110.00% of Initial Value)

SPX is the Least Performing Underlying.

Final Return of the Least Performing Underlying:	-20.00%
Final Settlement Value:	**$1,021.25**

Because the Final Value of the Least Performing Underlying is above its Barrier Value, the Final Settlement Value would be $1,021.25 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + \text{Final Contingent Coupon}$$
$$= \$1,000 + (\$1,000 \times 2.125\%)$$
$$= \$1,021.25$$

Example 2 shows that you will receive the return of your principal investment plus the final Contingent Coupon when the Final Value of the Least Performing Underlying is above its Barrier Value, even though there is a decrease in the value of the Least Performing Underlying.

Example 3: The value of the Least Performing Underlying decreases from its Initial Value by 60%.

Underlying	Initial Value	Final Value
SPX	2,000.00	2,200.00 (110.00% of Initial Value)
RTY	1,000.00	400.00 (40.00% of Initial Value)
MDY	$300.00	$300.00 (100.00% of Initial Value)

RTY is the Least Performing Underlying.

Final Return of the Least Performing Underlying:	-60.00%
Final Settlement Value:	**$400.00**

Because the Final Value of the Least Performing Underlying is below its Barrier Value, the Final Settlement Value would be $400.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × (Final Return of the Least Performing Underlying)

= $1,000 + ($1,000 × -60.00%)

= $400.00

Example 3 shows that you are exposed on a 1-to-1 basis to declines in the value of the Least Performing Underlying if the Final Value of the Least Performing Underlying is below its Barrier Value. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR NOTES.

INFORMATION RELATING TO THE UNDERLYINGS

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of September 30, 2016 were: Information Technology, Health Care, Financials, Consumer Discretionary and Consumer Staples.

For more information about the SPX, see "The S&P 500® Index" beginning on page S-44 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from January 1, 2008 through October 14, 2016. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX on the Final Valuation Date.

Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of September 30, 2016 were: Financial Services, Technology, Health Care, Consumer Discretionary and Producer Durables.

For more information about the RTY, see "The Russell 2000® Index" beginning on page S-36 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from January 1, 2008 through October 14, 2016. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the RTY on the Final Valuation Date.

Description of the MDY

We have derived all information relating to the S&P® Midcap 400 ETF Trust ("MDY"), including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of, and is subject to change by its sponsor, PDR Services, LLC ("PDR"). We have not independently verified the accuracy or completeness of the information derived from these public sources.

Information provided to or filed with the SEC by the MDY under the Securities Exchange Act of 1934 can be located by reference to its Central Index Key, or CIK, 936958 through the SEC's website at http://www.sec.gov. Additional information about PDR and the MDY may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the SPDR website at http://www.spdrs.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the SPDR website is not incorporated by reference in, and should not be considered a part of, this document.

The MDY seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P MidCap 400® Index (the "MID"). To maintain the correspondence between the composition and weightings of stocks held by the MDY and component stocks of the MID, the MDY adjusts its holdings from time to time to conform to periodic changes in the identity and/or relative weightings of the index securities. The returns of the MDY may be affected by certain management fees and other expenses, which are detailed in its prospectus.

The MDY utilizes a "passive" or "indexing" investment approach in attempting to track the performance of the MID. The MDY will invest in all of the securities which comprise the MID. As of September 30, 2016, the top 5 industry groups by market capitalization of the MID were: Information Technology, Financials, Industrials, Real Estate and Consumer Discretionary.

Description of the S&P MidCap 400® Index

We have derived all information contained in this document regarding the MID, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC ("S&P"). Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information. The MID is calculated, maintained and published by S&P. S&P has no obligation to continue to publish, and may discontinue publication of, the MID.

S&P Publishes the MID

The MID is comprised of 400 companies with mid-sized market capitalizations ranging from $1.4 billion to $5.9 billion and covers over 7% of the United States equities market. The calculation of the value of the MID (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 400 companies as of a particular time compared to the aggregate average Market Value of the common stocks of 400 similar companies during the base period of June 28, 1991. Historically, the "Market Value" of any S&P component stock was calculated as the product of the market price per share and the number of the then-outstanding shares of such S&P component stock. As discussed below, during March 2005, S&P began to use a new methodology to calculate the Market Value of the S&P component stocks and S&P completed its transition to the new calculation methodology during September 2005.

S&P chooses companies for inclusion in the MID with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the medium capitalization segment of the U.S. equities market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the MID to achieve these objectives.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

Computation of the MID

Prior to March 2005, the Market Value of a component stock was calculated as the product of the market price per share and the total number of outstanding shares of the component stock. In March 2004, S&P announced that it would transition the MID to float-adjusted market capitalization weights. The transition began in March 2005 and was completed in September 2005. S&P's criteria for selecting stock for the MID was not changed by the shift to float adjustment. However, the adjustment affects each company's weight in the MID (i.e., its Market Value). Currently, S&P calculates the MID based on the total float-adjusted market capitalization of each component stock, where each stock's weight in the MID is proportional to its float-adjusted Market Value.

Under the float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company's outstanding shares. The float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

All shareholdings representing more than 5% of a stock's outstanding shares, other than holdings by "block owners," are removed from the float for purposes of calculating the SPX. Generally, these "control holders" will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float. Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares of a U.S. company traded in Canada as "exchangeable shares" are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block. For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 5% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by an index divisor (the "Divisor"). For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The MID is also calculated using a base-weighted aggregate methodology: the level of the MID reflects the total Market Value of all the component stocks relative to the MID base date of June 28, 1991. The daily calculation of the MID is computed by dividing the Market Value of the MID component stocks by the Divisor, which is adjusted from time to time as discussed below.

Ongoing maintenance of the MID includes monitoring and completing the adjustments for additions and deletions of the constituent companies, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs. Continuity in the level of the MID is maintained by adjusting the Divisor for all changes in the MID constituents' share capital after the base date of June 28, 1991 with the index value as of the base date set at 100. Some corporate actions, such as stock splits and stock dividends do not require Divisor adjustments because following a stock split or stock dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the component stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

To prevent the level of the MID from changing due to corporate actions, all corporate actions which affect the total Market Value of the MID also require a Divisor adjustment. By adjusting the Divisor for the change in total Market Value, the level of the MID remains constant. This helps maintain the level of the MID as an accurate barometer of stock market performance and ensures that the movement of the MID does not reflect the corporate actions of individual companies in the MID. All Divisor adjustments are made after the close of trading and after the calculation of the closing levels of the MID. As noted in the preceding paragraph, some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the MID and do not require Divisor adjustments.

The table below summarizes the types of MID maintenance adjustments and indicates whether or not a Divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment
Company added/deleted	Net change in market value determines Divisor adjustment.	Yes
Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back—share counts revised to reflect change.	Yes
Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No
Spin-off	If spun-off company is not being added to the index, the divisor adjustment reflects the decline in Index Market Value (*i.e.*, the value of the spun-off unit).	Yes
Spin-off	Spun-off company added to the index, no company removed from the index.	No
Spin-off	Spun-off company added to the index, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes
Change in IWF	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The Divisor change reflects the change in market value caused by the change to an IWF.	Yes
Special dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in Index Market Value.	Yes
Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Each of the corporate events exemplified in the table requiring an adjustment to the Divisor has the effect of altering the Market Value of the component stock and consequently of altering the aggregate Market Value of the MID component stocks (the "Post-Event Aggregate Market Value"). In order that the level of the MID (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected component stock, a new Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

New Divisor

A large part of the MID maintenance process involves tracking the changes in the number of shares outstanding of each of the companies whose stocks are included in the MID. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the MID are updated as required by any changes in the number of shares outstanding and then the Divisor is adjusted accordingly. In addition, changes in a company's shares outstanding of 5% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions or exchange offers are made as soon as reasonably possible. Other changes of 5% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations or other recapitalizations) are made weekly, and are announced on Fridays for implementation after the close of trading on the following Friday (one week later). If a 5% or more change causes a company's IWF to change by 5 percentage points or more (for example from 0.80 to 0.85), the IWF will be updated at the same time as the share change, except IWF changes resulting from partial tender offers will be considered on a case-by-case basis. Changes to an IWF of less than 5 percentage points are implemented at the next IWF review, which occurs annually. In the case of certain rights issuances, in which the number of rights issued and/or terms of their exercise are deemed substantial, a price adjustment and share increase may be implemented immediately.

Historical Performance of the MDY

The following graph sets forth the historical performance of MDY based on the daily historical closing prices from January 1, 2008 through October 14, 2016. We obtained the closing prices below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical prices of MDY should not be taken as an indication of future performance, and no assurance can be given as to the price of the MDY on any Coupon Observation Date, including the Final Valuation Date.



The following table sets forth the quarterly high, low, and closing prices of the MDY for each calendar quarter in the period from January 1, 2008 through October 14, 2016. The closing prices listed below were obtained from publicly available information at Bloomberg Financial Markets, rounded to two decimal places. The historical closing prices of MDY should not be taken as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)
1/1/2008	3/31/2008	155.01	135.77	141.27
4/1/2008	6/30/2008	163.31	141.27	148.76
7/1/2008	9/30/2008	149.99	127.11	131.83
10/1/2008	12/31/2008	131.83	76.20	97.18
1/1/2009	3/31/2009	101.54	73.63	88.65
4/1/2009	6/30/2009	109.15	88.65	105.31
7/1/2009	9/30/2009	128.56	99.39	125.28
10/1/2009	12/31/2009	134.20	119.54	131.76

1/1/2010	3/31/2010	145.22	125.76	143.16
4/1/2010	6/30/2010	154.03	129.16	129.16
7/1/2010	9/30/2010	145.59	126.93	145.59
10/1/2010	12/31/2010	165.71	144.46	164.68
1/1/2011	3/31/2011	179.55	164.68	179.55
4/1/2011	6/30/2011	184.61	169.01	177.40
7/1/2011	9/30/2011	183.58	140.96	142.13
10/1/2011	12/31/2011	166.06	135.39	159.54
1/1/2012	3/31/2012	182.84	159.54	180.67
4/1/2012	6/30/2012	182.28	162.51	171.30
7/1/2012	9/30/2012	187.35	166.37	179.92
10/1/2012	12/31/2012	188.05	172.52	185.71
1/1/2013	3/31/2013	209.72	185.71	209.72
4/1/2013	6/30/2013	221.19	201.00	210.38
7/1/2013	9/30/2013	229.36	210.38	226.33
10/1/2013	12/31/2013	244.20	222.40	244.20
1/1/2014	3/31/2014	253.00	230.30	250.57
4/1/2014	6/30/2014	260.56	239.77	260.56
7/1/2014	9/30/2014	262.60	248.33	249.32
10/1/2014	12/31/2014	267.81	234.27	263.97
1/1/2015	3/31/2015	279.67	256.41	277.24
4/1/2015	6/30/2015	281.66	272.63	273.20
7/1/2015	9/30/2015	276.81	245.62	248.89
10/1/2015	12/31/2015	268.49	248.35	254.09
1/1/2016	3/31/2016	262.72	225.58	262.72
4/1/2016	6/10/2016	277.99	257.47	272.38
7/1/2016	9/30/2016	288.35	269.65	282.27
10/1/2016	10/14/2016*	282.27	276.34	276.34

 * This document includes information for the fourth calendar quarter of 2016 for the period from October 1, 2016 through October 14, 2016. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2016.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this free writing prospectus except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the final Coupon Observation Date and the Final Valuation Date. If a market disruption event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days following the postponed accelerated Final Valuation Date. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Final Level will be made on such date, irrespective of the existence of a market disruption event with respect to the other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.35% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a contingent income-bearing pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as a contingent income-bearing pre-paid executory contract with respect to the Reference Asset. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described herein. For example, the Notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement.

We will not attempt to ascertain whether an Underlying or any of the entities whose stock is included in, or owned by, an Underlying, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If an Underlying or one or more of the entities whose stock is included in, or owned by, an Underlying, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Underlyings and the entities whose stock is included in, or owned by the Underlyings, as the case may be, and consult your tax advisor regarding the possible consequences to you if an Underlying or one or more of the entities whose stock is included in, or owned by, an Underlying, as the case may be, is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the Note. Any such gain or loss will be long-term capital gain or loss if you have held the Note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a Note generally will equal your cost of the Note. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, we intend to treat any Contingent Coupon, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of the Contingent Coupons is uncertain, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding. Additionally, recently finalized Treasury Regulations provide that withholding on "dividend equivalent" payments (as discussed in the accompanying prospectus supplement), if any, will not apply to Notes issued before January 1, 2017.

Foreign Account Tax Compliance Act. The Internal Revenue Service has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption or other disposition of the Notes will only apply to dispositions after December 31, 2018.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

HSBC USA Inc.

$ Autocallable Barrier Notes with Contingent Return

October 18, 2016

FREE WRITING PROSPECTUS